Exhibit 99.1

Obsidian Energy Provides Year-end 2019 Production and

Reconfirmation of Existing Credit Facility

CALGARY, January 21, 2020 /CNW/ – OBSIDIAN ENERGY LTD. (TSX – OBE, NYSE – OBE.BC) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to announce its year-end 2019 production numbers as well as the reconfirmation of its existing credit facility.

Full Year 2019 Production

Full year 2019 production was 26,900 boe/d, within our recent full year guidance range of 26,750 to 27,250 boe/d. Additionally, production in the fourth quarter of 2019 was approximately 26,600 boe/d, with an average December rate of approximately 28,000 boe/d – allowing the Company to enter 2020 with operating momentum.

Reconfirmation of Existing Credit Facility

As previously disclosed, the Company has a reserve-based syndicated credit facility which is subject to a semi-annual borrowing base redetermination typically in May and November of each year. During the third quarter of 2019, the Company reached an agreement (the “Agreement”) with its lenders whereby the underlying borrowing base of the syndicated credit facility and the amount available to be drawn under the syndicated credit facility remain at $550 million and $460 million, respectively. Under the Agreement, the Company had, among other things, a reconfirmation date scheduled for January 20, 2020, whereby the commencement of the term-out period may have been accelerated on January 30, 2020. The syndicate lenders have advised they are not terming out the facility and the borrowing base remains unchanged. Also, under the Agreement, a borrowing base redetermination is scheduled for February 28, 2020 when the revolving period is scheduled to end unless extended with the consent of the lenders. If the facility is not extended on or prior to February 28, 2020, the Company would not be allowed to further draw on the syndicated credit facility and the amount outstanding would be due on November 30, 2020.

As at December 31, 2019, the Company had $399 million drawn on the syndicated credit facility compared to $404 million at September 30, 2019.

Additional Reader Advisories

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Abbreviations

Oil
bbl	barrel or barrels
bbl/day	barrels per day
boe/d	barrels of oil equivalent per day

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the next expected redetermination date and the impact to the Company if the lenders do not consent to the extension.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, our ability to execute our long-term plan as described herein and in our other disclosure documents and the impact that the successful execution of such plan will have on our Company and our shareholders; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; other than noted herein, our ability to obtain financing on acceptable terms, including our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to our Company and our securityholders as a result of the successful execution of such plans do not materialize; the possibility that we are unable to execute some or all of our ongoing asset disposition program on favourable terms or at all; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

OBSIDIAN ENERGY: Suite 200, 207 – 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com